LAKELAND BANCORP, INC.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

October 19, 2012

Mark S. Webb, Esq.

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Lakeland Bancorp, Inc.

Registration Statement on Form S-3

Filed October 5, 2012

File No. 333-184301

Dear Mr. Webb:

In response to your letter to me dated October 11, 2012, Lakeland Bancorp, Inc. (the “Company”) filed an Amendment to Form 8-K with the Securities and Exchange Commission on October 11, 2012.

Very truly yours,

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson
Timothy J. Matteson, Esq.
Executive Vice President, General Counsel and Corporate Secretary